Filed by Khosla Ventures Acquisition Co II.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co. II

Commission File No. 001-40246

Investor Presentation Link Here

[Sarah] Hello everyone and welcome to the neighborhood. Welcome to Nextdoor.

Today we are going to be sharing the story of our company, what we’ve built, why it’s important in the world, what our competitive differentiation is, and why we think it’s a great investment.

In today’s presentation, you’ll be hearing from myself, Sarah Friar, the Chief Executive Officer, Mike Doyle, our Chief Financial Officer, and then also Vinod Khosla, who is the founder of Khosla Ventures and our partner in taking Nextdoor public via a SPAC.

Let me pause for a second because I’m about to show you a video on the why of Nextdoor. Nextdoor is an incredibly purpose driven company and it’s hard to bring forth purpose and mission in slides and in numbers. You have to feel it, it’s an emotional response. So I’m going to take you through that video, and then when the video ends, I’m going to pass you over to Vinod.

Vinod and I have worked together for almost seven years at Square. We started when Square was tiny—200 people- and helped build that into the powerhouse it is today. It’s because of that partnership that we’re coming back together again to build Nextdoor along the same vein. We see a lot of forward opportunity for the company, and of course, ultimately for the investment. So with that, let me take you to the video.

[VIDEO PLAYS HERE]

Connecting neighborhoods one neighbor at a time [ON-SCREEN]

(Kyle, Houston)

One of the most stressful days of my life was when this one got out. I chased after her as fast I could, kind of fell over and broke my wheelchair. I was able to get back home and make a post. Within about five or so minutes, I had three or four different people coming to the rescue. One woman stopped traffic, just drove her right back to the house for me. It was a very emotional day.

(Shawn Dromgoole, Nashville)

Over a period of 10 years, my neighborhood went from being almost 98% black to being 98% white, so all of a sudden “Oh God, I’m the suspicious looking black man.” I posted on Nextdoor, that I no longer felt comfortable walking in this neighborhood. The response I got was hundreds and hundreds of neighbors offering to walk with me. This experience moved me and changed the way I saw humanity.

(Sarah Friar, Nextdoor)

At Nextdoor, we come to work every day to help cultivate a kinder world. We want to make sure that everyone has a neighborhood to rely on.

(Prakash Janakiraman, Nextdoor)

When we started this company we felt that technology had an important role to play in bringing communities and neighbors together, we knew that having the support of your neighbors was critical.

Connecting one neighbor with another [ON-SCREEN]

(Jamiah, Los Angeles)

When I found out I was becoming a father, I panicked. What am I going to feed this kid? I posted “hey, any other gardeners who might have extra soil, seeds, equipment,” and they came up from everywhere.

In neighborhoods around the globe [ON-SCREEN]

(Nalini & Anita, Atlanta)

As human beings we want a sense of safety and anything that gives us that sense of connection.

(John Hope Bryant, Operation Hope)

You drive through a neighborhood, you see houses, and bricks, but really, what you have is people, business owners, entrepreneurs.

(Susie, TIPS ROADSIDE)

We know that the locals are what keep our restaurant going, when somebody says that they enjoy our restaurant, it brings us business.

(Morgan & Andy, Forth & Nomad)

It’s been really cool being able to cheer on your neighbors as they open up the next coffee shop.

Connecting in the moment [ON-SCREEN]

(Prakash Janakiraman, Nextdoor)

When Hurricane Harvey first hit Houston, I realized that Nextdoor was much more than just a day to day utility, it was a lifeline to the community.

(Rep, John Culberson)

The neighbors have been using that Nextdoor app to coordinate evacuations.

(Penny, Marin)

When the pandemic started, people did have the urge to help, but often they didn’t know who to help, or how. Our Nextdoor group took off explosively. Just after a year, we had over a thousand members.

(Sarah Friar, Nextdoor)

Nextdoor evokes a sense of pride in your neighborhood. And we know that people globally are craving for that.

Connecting with your community [ON-SCREEN]

(Zaila, Jetta & Wyatt, Strayhorn Heights)

We hosted our music video on the Nextdoor app, a lot of people in the area liked it! (song lyrics) I think the video meant a lot to our neighbors because it portrays the Cascade area in a positive lighting.

(John Hope Bryant, Operation Hope)

At the end of the day… this is a business model about people, and neighborhoods, and communities… wouldn’t it be beautiful to connect Wall Street to Main Street, and to do well and do good at the same time?

Connecting to the real world [ON-SCREEN]

(John Hope Bryant, Operation Hope)

And to do well and do good at the same time.

(Priya, United Neighbours)

I think it’s going to be the legacy of 2020 that Nextdoor put neighbors together, for a cause, and then forever.

(Sarah Friar, Nextdoor)

It often starts online, but we know that it continues into the real world and that is the superpower of Nextdoor.

Connecting neighborhoods one neighbor at a time [ON-SCREEN]

(nextdoor waving logo)

[END OF VIDEO]

[Sarah] Thank you. So Vinod, let me pass over to you to talk about why you invest—are investing—in Nextdoor and what you see as the investment opportunity.

[Vinod] Thank you, Sarah. As Sarah said, we’ve worked together at Square, another purpose driven company that substantially increased its market cap over the time that we worked together on it. I want to give you today in summary the 7 reasons that we really liked Nextdoor for our SPAC.

The first is network effects, where the value of every participant in the network goes up every time a new participant joins. Most online businesses have scale effects, but not real network effects. Nextdoor has real network effects, and an equally important, maybe a more important component, a way to connect online with offline, which creates a unique kind of social connection. So that was reason number one.

Reason number two—because of this offline online capability and the nature of the network, which is inherently a neighborhood network, one increases the value of each social link because most commerce is local and local links have much more value than fairly remote links.

The third reason—the company is building its plan on a robust ad market, and a local ad market, which is, to us, even more valuable than a general ad market. But the company also has future opportunities over the next 3-5 years of new kinds of services revenue. We all know we are in a sharing economy, and we talk about it, but who is better equipped to share a lawnmower that you might need for one hour a week, or a pasta maker you might need for one hour a month, than a company like Nextdoor which is a neighborhood company. In addition, there’s other services like neighborhood watch or public and community services that Sarah will talk about.

Number four, we see a lot of growth vectors that provide upside beyond just the forecasts, which are mostly driven by advertising revenue. First the percentage penetration of neighborhoods is increasing in most neighborhoods, and that creates a growth opportunity, and as penetration increases, the value of the network and the social link goes up exponentially. Second growth vector is international expansion, which today the company has proven it can grow internationally, but hasn’t monetized that opportunity fully or achieved penetration internationally like they have in the US, so that’s a growth vector we love. The third growth vector is all the sharing economy, neighborhood watch, and other services. And we are excited about all these as potential future growth vectors.

The fifth factor we like a lot is competition in this market is unlikely to emerge as quickly as it does in social media. When SNAP introduced stories, Instagram was quick to follow. When Clubhouse introduced audio chat, audio conversations, Spotify, Facebook, and Twitter were able to follow very, very quickly. Because of the inherent nature of online offline neighborhood local networks where it is harder to get critical mass, we think competition will be more muted than in the case of online only networks.

The sixth, and one of the big factors over the longer term, is the value of the brand. There is no online authentic neighborhood brand, and neighborhood brands carry a lot of value and will sustain for the long term. It’s unlikely a broader competitor could create an authentic brand because they don’t do neighborhoods only, they do so many things, it’s hard for them to be authentic.

And lastly, number seven. I have a saying that the team you build is the company you build, not the plan you make. And Sarah over the last two years has built an amazing team. Before Sarah, the company was doing well but didn’t yet have the team to really fully exploit and monetize this opportunity. And seeing the team that’s been assembled, we think it is set up for acceleration.

So back to you, Sarah.

[Sarah] Thank you Vinod, that is a great setup. So as a reminder, what have we built today? Today Nextdoor is in one and three households in the United States, we have 60 million verified neighbors, and 27 million plus weekly actives.

Let me talk a little bit about the platform. As you saw in the video, we’re about bringing back community, or connecting people. It’s an incredibly important thing to do in the world. But beyond the community we can build, it’s also a great business model. As we know, more and more people are planning to shop locally. There’s been a structural change in consumer behavior, both in where they live, where they work, and now where they spend their money. And we believe Nextdoor is situated right at the nexus of many of those trends, including things like the sharing economy, as Vinod alluded to. Our purpose is important- to cultivate a kinder world where everyone has a neighborhood to rely on.

So what have we built today? Today people come to Nextdoor to interact with and rely on their neighborhood as a daily habit. You might come for the local perspective, join a group—in this case you can see a commerce group- but we see many groups built around habits or finding people with common interests. They often come for recommendations. It’s a very typical thing on Nextdoor to ask a neighbor for what is the best, in this case, spices or unique foods available. They come to build connections, to find people like themselves—in this case a young mom with a toddler. She’s looking for both a meetup, but you can see she’s also making use of our classifieds platform. And finally businesses. We have welcomed businesses to the platform because we recognize so much of what goes on around you locally is also related to commerce and to business.

This page, on the one hand, might look like an ad for, in this case, Reunion, a beautiful Mediterranean restaurant, but it’s also content—very rich content.

Let me give you a little sense of how the platform is used. Here’s Abraham, an amazing gentleman. I’ve gotten to meet him live. Abraham really does use Nextdoor for all of these things through the day. He searched for a tutor for his two boys, he regularly hosts meetups. He’s a real estate agent- he loves his neighborhood. He gives local recommendations, he has found a pasta machine, but how we met him was through his dad’s group. And importantly, his dad’s group kept going even through something like COVID. So while, in this case, the group became more virtual, the reason they stuck together is because they have met each other in person for quite a period of time before something like the pandemic hit.

Let me also introduce you to Dawn. Dawn actually used to be a pretty senior executive in the marketing world in corporate America, but her passion was baking. And so she wanted to start her own cupcake shop, Delights by Dawn. You can see here she put a business page on Nextdoor. She often checks that business page to see how her local deal, which is an ad, is working. She uses Nextdoor posts to be able to talk to her neighbors and find out what they’re particularly looking for at a given point in time. She’s also found a group of fellow business owners to be able to talk to, to get help from, to give help to. And then, of course, in moments where she does popups, she often needs more team, so she’s looking for a neighbor for hire, which she definitely can find on the Nextdoor platform.

And finally, meet Cecile...We have many a folks like Cecile on Nextdoor. These are the faces of the public agencies, in this case, the San Mateo Fire Department. So ahead of time, Cecile can help build awareness around, in this case, wildfire. Clearly when you live in California, this is part of life. But in the moment, when an actual crisis occurs, what she gets from Nextdoor, she cannot get anywhere else. She’s able to post real time alerts to let people know if they’re in danger at a street level, at a neighborhood level, perhaps at a town or a city level. And we see agencies like FEMA or the UK government actually post even at a national level. That is very different from any other platform, and we know it’s a reason why public agencies are flocking to Nextdoor.

And so, with that, we’ve built an incredible competitive moat. So Nextdoor is comprised of real people at real addresses. As you can imagine, from an advertiser standpoint, this is an incredible piece of data to have. We’re known for hyper local, proximity based conversations, trusted information, the local perspective, and instant distribution. What do I mean by instant distribution? Well let’s go back to Dawn. Dawn as a local business, if she were on another platform, like for example Instagram, she would actually have to build followership. She might build it up to 5, 10, 15, maybe 20 people, but she’d have to be a good marketer to make it really happen. In Nextdoor’s case, when someone like Dawn posts to a neighborhood like mine, and to my nearby neighborhoods, she’s getting to talk to about 70,000 people, all of whom live locally and could actually come into her cupcake store. And so with that, we see businesses create one viral loop on Nextdoor, which is they often invite their customers to join the platform to give them recommendations because they know that with more recommendations, they get more customers. In the case of neighbors, they come to Nextdoor because there’s nowhere else where you can find a local business, aggregate for civic engagement, find local recommendations, or find a group that’s local to you. And of course, neighbors often tell each other to join the platform. In fact, in 2020, almost 70%, 68%, of new neighbors to the platform came through word of mouth or through organic means. And then public agencies. I already talked about Cecile. Because people like Cecile want to make sure their message is getting to everyone in a community, public agencies often will invite other neighbors, they’ll often invite businesses to the platform as well because the more density they have on the platform, the better the platform works for them. The network effect in action.

So with that, we’ve created incredible product market fit. Today when neighbors come to Nextdoor, 3 months in, 74% of them are still on the platform. 6 months in that’s 65%, and 12 and 24 months in, you can see that that line begins to asymptote. And what we are very proud of is that our retention rate is estimated to be about 20 points higher than leading peers after 6 months. So we know that when people come, they come with intent, and they stay. That stickiness is a really big piece of our ongoing growth rate.

And the network effect. So as people come to the neighborhood, so as households join, so in a young neighborhood with perhaps 5—10% of the households in that neighborhood on the platform, we see good engagement, but clearly as we move up into our top quartile of neighborhood penetration, we start to see engagement levels that are over 2x what we see in the beginning. It’s that network effect because it’s adding more content to the platform, which drives more engagement, which drives more people to join, which drives more content. That flywheel is a really important part of what’s making Nextdoor successful and continuing to be successful as we look out from here.

So with that, you might ask, where is Nextdoor? And what this chart shows is that we are everywhere in the United States. You can see that we cover 99% of the US population. The light green are all of our neighborhoods, and the dark green are the neighborhoods in our top quartile, where more than 65% of the households in that neighborhood have joined the platform. And so what you can see is that Nextdoor doesn’t just resonate in one particular part of the country, or in one urban area vs. a rural area—we are everywhere where neighbors exist. And you can see that same trend happening in the United Kingdom where today we are in 1 in 7 households in the UK have joined Nextdoor. In London, that number is 1 in 5. And of course, what you also see on here are the top 10 most engaged neighborhoods across all of our platform, and we could stack rank this down the whole way to 276 thousand on the platform. And again, what’s important to take away from this is that there isn’t one particular neighborhood or type of neighborhood that resonates. Really we work for every single neighborhood in the world.

So if that’s the what we’ve built and what the platform has begun to look like, we have this unique competitive advantage that builds in network effects, causes people to be very sticky, and also brings a very distinct, unique audience. So what this chart is showing, which is one of my favorite charts to show to an advertiser, is that the people coming to Nextdoor are not the people visiting other social media platforms. So as an advertiser, if my goal is to get my message to new, as yet untargeted people, this is the way to do it. So 82% of the people on Nextdoor did not visit Snap in the last month, 64% did not visit LinkedIn, and in fact, 27% did not visit Facebook or Facebook messenger. That is kind of an incredible outcome in terms of the value of the platform to the advertisers that we work with.

That combined has made Nextdoor one of the most frequently used consumer platforms. Today, weekly active users engage nearly four times per week, putting us right up here along with other brand names that, of course, you’d recognize.

Let me pause for a moment on this chart, because this chart is really showing us how we’re just getting started. Nextdoor as a platform has just begun its monetization journey. In fact, when I joined about two and a half years ago, we had just begun to tap into advertising. Today if you look at our scale, we’re about a third the size of Twitter. And yet, if you look at our ARPU, we’re at about 1/6th the ARPU. Of course, there is no structural reason why Nextdoor should under-monetize. In fact, if you think about either the video, where you saw the wonderful California based restaurant that was getting recommendations from us, or if you think about what Vinod said about the value of a link on Nextdoor, I could perhaps posit that Nextdoor should, in fact, over monetize relative to those platforms. So this tells me we’re just getting started, and even without top of the funnel growth of new users, we should be able to drive healthy revenue growth as we scale our ARPU.

So let’s talk about growth. Let’s talk about new ways to bring new customers on the platform, and, of course, ways to engage those neighbors, those customers, as we bring them to the platform. So most social networks begin by planting a flag on...the graph that they’re going to own. In Nextdoor’s case, that graph is local. It’s the neighborhood, and we own it. From there, they typically grow by having people invite others to the platform, right. In a true network effect business, my network gets more valuable to me the more people I bring to that network. Similarly, these platforms grow through sharing of content. And then finally, they grow through word of mouth. Word of mouth we’ve got. That’s why almost 70% of the people who come are coming organically. But let’s talk about the other two. In the case of invitations, we’ve done a lot of investment in the last year to finally enable contact sync. So this means that as people join Nextdoor, or even if they’ve joined, we can go back and tap them to help them find their friends, or find people important to them who they want to have the same experience as they are having on Nextdoor. And so we think that contact sync is a very big driver over the coming years.

Sharing of content is also important. When Nextdoor was founded, it was founded on the idea of being more of a private network, but what we’ve realized is there’s content that often people post that they’re quite okay with it going to anyone. In fact, they often ask us for a bigger radius if they’re trying to sell something, maybe they’re trying to find something. And so today having launched the idea of Anyone Content in the fall of 2020, we’re now finding that the majority of posts are being made to anyone. And that gives us an ability to use our technology, the algorithms behind Nextdoor, to now move that content more broadly to the people that may be interested in it. And why that’s important is the more that we can put fresh new content into a neighborhood, the more that drives engagement over time. Of course, now that we have the ability to show content more broadly, we can also do things like SEO. So when you would Google search for something about the neighborhood, Nextdoor’s content should show up first. We have the freshest, most dynamic content about your neighborhood. And we can also curate that experience, as you’re seeing here with this idea behind Neighborhood Guides. So allowing people who might be discovering a new neighborhood to find it through the eyes of the neighbors on Nextdoor. Maybe it’s a new mover, maybe it’s someone wanting to go experience a new neighborhood for a couple of months to work remotely, maybe it’s someone even on vacation.

Switching gears to engagement—on video, we know today that we absolutely underindex on video posts. It’s only about 1-2% of the posts on Nextdoor. On larger social networks, that number would be something more like 20%. We know that when video content is on the platform, it is much more likely to get engaged with, more rich reactions, more comments. It’s also much more likely to get shared.

And then finally, ask a neighbor is a building block for us to keep norming this behavior of what do you come to Nextdoor for. What are some of the ways the platform is very high in utility? And we know that answering questions that you have as a neighbor is certainly one of those utilitarian aspects. It’s also a foundational block over time of thinking about things like warm leads for a local business. So if I know I’m on the platform asking for a plumber, of course my friendly neighbor may respond, but what a great lead to put in front of the 4 or 5 plumbers who’ve created a business page on Nextdoor to give them the insight that someone is right there, right now, looking for their service.

And it’s not just about a singular neighborhood. This is another big change coming to Nextdoor right now. Up to this point, we’ve really been about the one place that you live. We verify that you live there, and we’ve not let you browse and follow more broadly. And we’re changing that mold because what we’ve heard for the last couple of years is that people care about many neighborhoods that they want to tap into. It might be where you live, but it might be where your parents live. It might be where you own a business, or maybe it’s where you want to move to. And again, that new mover motion is a very rich vein as we think about monetization. We know that people spend the vast majority of what they will spend on a house in just the first 12 to 18 months. We also know it’s a time when you make decisions that often you don’t go back from. Things like which ISP to choose. Am I going to use Comcast or am I going to use AT&T? It’s even a time when people do things like buy cars and so on, because in their mind, they’re in a change mode.

So let’s talk about the opportunity. If that’s how we will grow and how we will engage more neighbors over the coming quarters, what’s actually available to us? So here’s how we discuss our TAM. Today Nextdoor is in 45 million households. And we think that that number, if we just claim up to the 65% penetration that we see in our top quartile neighborhoods, can take us all the way to an additional 158 million households. So in total, an almost 5x lift on the base. Of course, if we penetrate all the households in every neighborhood that Nextdoor is available in, that’s an opportunity of 312 million households. So just a very big opportunity, even with the product that we have today.

The second way to think about TAM is through digital advertising. So digital advertising is a big market that is growing at a healthy pace. Today in the United States, about 143 billion, globally about 355 billion, and growing at 83% over the next 4 years. There is not an advertiser that I speak to that isn’t starting to downtick their spend on things like traditional print or TV advertising and moving to digital. Why? Because, of course, they get a much better sense of if that advertising is working, and much better sense of am I putting the dollar to work in the places that I need to put it to work. On the right of this chart what you see are other available TAMs to Nextdoor. So things like local home services, local commerce, our classifieds business, which is very vibrant today, real estate, local events. All of these are interesting because they’re not necessarily attached to supply driven only type of growth. So they’re not just about impressions on the platform, they can be ways to monetize the consumers and the businesses that we already have on Nextdoor.

So let me spend a second to talk about who our customers are, why they come to us. I’m going to talk about the advertising funnel, then I’m going to just end with a “why Nextdoor”, and introduce our team, and pass over to Mike. So here are the key customers on the Nextdoor platform. The first on the left: global, national brands. They come to Nextdoor for hyper local targeting and creative at scale, and today we have about 200 enterprise customers. We get to these customers through a sales force, so this is much more of a white glove selling motion. But these customers are buying hundreds of thousands, perhaps even millions, of dollars of advertising from us. In the middle, what you see are the small and the mid sized businesses. And all the way down into even neighbors for hire. Think about the local babysitter, maybe the local dog walker too. What they love about Nextdoor is that they get discovered by relevant audiences. Let me remind you of Dawn one more time. She needs people to discover her who can actually walk into her cupcake store. It’s not really interesting to her if someone in a different country loves her cupcakes. It might be a good ego moment, but it’s not going to pay the bills. On SMBs, we see over 2 million local businesses have claimed a business page on Nextdoor. What it means to claim a page is you’ve put in some photographs, you’ve added your logo, you might put in a story. How was your restaurant, in this case, created? Of course you get to collect all the recommendations that have accrued to you as people have asked a neighbor about where best to eat—in this case, for Dosa. And you can add things like happening now. Local businesses are always dynamically wanting to talk to their customers, never more so than during the pandemic. Finally, public agencies and utilities also come to Nextdoor because we have a verified distribution, so they know they are talking to the people who live within their catchment area, and we are very flexible with targeting. So when I was explaining Cecile, she could target by street, by neighborhood, or even more broadly. And so with that, we see over 5,000 public agencies posting to the platform. This is not just an ad, this is a public service announcement, and so it’s also great content, so it brings neighbors to the platform. That’s part of the flywheels interlocking here.

So let me talk about the ad funnel too. So often we get asked: are you a brand play, are you a direct response play, are you something in the middle of the funnel? And really we play at all three levels. So we are a platform about awareness and discovery, but because we make it local in nature, it means the content is very relevant, even as it comes from a large, national brand. As an example, Party City sponsored our Treat Map, which is our Halloween map, last year. And even though Halloween was largely virtual, they were able to get their brand out and to still be able to sell Halloween costumes, while making it feel local, although people weren’t necessarily out and about trick or treating.

At the intent and influence level, what we see is very efficient targeting. So a couple of examples here. Of course, real estate agents love Nextdoor. They can be seen as the local expert. And then a brand like Edward Jones is able to take a national message but push it down to a local level. In this case, we’re able to dynamically change the name of the financial advisor for that neighborhood, the picture of that financial advisor, and sometimes even some of the copy to make it relevant to that local area. Perhaps in an older neighborhood, we might talk about retirement savings. In a younger neighborhood, we might talk about mortgage or even starting to save for college. Finally, in direct response, Nextdoor is a highly performant platform. And so, for example, for CPG or retail, popping an ad into our classifieds, what we call Finds, is a great way to be contextually relevant. So if someone here is looking for furniture that’s for sale around them, popping in a brand like Purple, for example, can be a great return, where someone says maybe I’d rather buy new rather than buying secondhand.

Ok, so why Nextdoor wins. Number one: we are the neighborhood network. We are where you go to plug into the neighborhoods that matter to you. We’re an incredibly purpose driven brand. In our mind, purpose driven brands turbocharge growth...it differentiates the business, and it also helps grow and align the organization. We’re globally relevant. 60 million plus global verified neighbors today, and as I showed you, over 70% neighbor retention at that 3 month level. People come and they stay. We have a really unique value proposition that is built on trust, physical proximity, and that uniquely local perspective. Because of that, we’re able to target a set of neighbors which brands cannot find anywhere else except on Nextdoor. The market opportunity is large and still untapped. Everyone is a neighbor, but near term we believe we can add up to 150 million households globally just doing what we do today and continuing to expand. From a product innovation standpoint, we’ve had 10 years of singular focus on all things neighborhood. That creates competitive advantage. It’s hard to replicate. And then finally, we see multiple ways to monetize this business over time. The ad opportunity is just getting started and it can be massive. But there are other ways that we can grow, particularly in this local commerce world.

So with that, let me end by just introducing our team and then I’m going to pass over to Mike Doyle, our CFO. So as you can see and as Vinod talked about, our team is largely new. Our co-founder Prakash is our old timer at the table, and it’s important in a purpose driven company to have the DNA of the co-founder in place. But beyond that, what you see on the screen is that we have people from some of the most iconic, most successful companies in the world, who are now bringing that skillset and that pattern recognition to Nextdoor. And I couldn’t be prouder to go to work every day with this group.

And our board—they need no introduction. You will see people like Mary Meeker...who else understands the internet the way Mary does? You’ll see visionaries like David Sze from Greylock, Bill Gurley from Benchmark. You’ll see our other co-founder Nirav Tolia on here, too. And of course, as we’ve added new board members, we’ve added much more operator experience. Folks like Leslie Kilgore from Netflix, Andrea Wishom from Skywalker Holdings, and before that working alongside Oprah at Harpo for about two decades. And then John Hope Bryant who you also saw in our video, who not only brings terrific operating experience, but also a lot of that soul and that purpose that we as a company are defined by.

So with that, let me pass it to Mike who is going to take you through monetization and outlook.

[Mike] Thank you, Sarah. I’d like to share a few financial highlights that really provide the underpinnings of our recent performance and give us great confidence in the foundation for achieving our outlook.

The first is our differentiated approach to the products and services we bring to the marketplace for our advertisers and local businesses. Our approach to monetization is really outcome driven, and what that means in practice is we want to help our business, local businesses, on the platform to create awareness, to build reputation, to drive intent, to enable action, and really just be there so they can achieve their campaign objectives, and encourage retention and future spend on the platform.

The second and third points here are important to look at in combination. So Sarah talked about our best in class neighbor retention, and also the network effects of us deepening penetration in the neighborhoods that we serve, and how that drives outsized performance and engagement. In combination, these give us confidence to invest aggressively in product driven growth and also in member acquisition, understanding fully what comes on the other side and the monetization opportunities that that unlocks.

And that really brings us to the fourth point which is the ARPU expansion with multiple levers. So here, we have the opportunity to drive ARPU growth across things like deepening engagement, optimization of our ad platform, and also new forms of revenue that are not directly tied to impressions. And I’ll walk through each of those in just a couple of slides.

On the fifth point, we’re really early to monetization as Sarah had mentioned. We have products in all stages of development, and many new ideas in the pipeline to address the opportunities that our advertising partners bring to us. Some of those include things like our introduction of our self serve ad platform, which really dramatically increases the addressable market for our advertisers on the platform—both middle market and true local businesses in each of the neighborhoods that we serve. We have the opportunity to take things like our maps product where we have very successful seasonal promotions around the Treat Map at Halloween, the Cheer Map during the holidays, and the innovative Help Map that we introduced during the COVID pandemic. Advertisers have asked to have the opportunity to advertise on maps year round and it’s an opportunity that we can have always on. On our Finds marketplace product, we know that it drives a great deal of engagement on the platform, and advertisers want to be present where our members are active. Things like bringing contextual ads when someone is searching for a product in the classifieds, to compare and contrast a new product from an advertiser with a used product posted by one of our members. All of these give us great confidence in achieving revenue growth in the future given a huge runway before us. And that same vein is true internationally. We’re only monetizing in one market outside the US, and that’s in the UK. And we’re pleased to see very similar adoption curves. Where we have driven penetration in neighborhoods and achieved scale, advertisers have taken notice and had great success on the platform in driving performance behind their ad campaigns. So this is something that we know that we can replicate in other markets and bring monetization across the portfolio of markets that we operate in.

We have a growing base of engaged and monetized users. We have more than 60 million verified neighbors on the platform. To illustrate the composition of that member base, we have almost 15% of our members coming from markets outside the US. We’re really excited by the level of organic growth that we’re able to achieve. We had 68% of our members come to the platform organically in 2020. This is due to the strength of the brand, word of mouth, and a great deal of earned media that we bring behind the purpose and the mission of Nextdoor. With this tremendous growth in verified members on the platform, we have the opportunity to really drive engagement. And that’s something that we saw demonstrated in 2020, and has sustained in 2021 as well, where we had deepening engagement across all cohorts of users, were able to increase the frequency of sessions of active users on the platform, and also the depth of session, the amount of content that users consumer and also create, which set us up for driving monetization opportunities with our advertisers, creating a larger, unique audience, that’s more engaged, that’s generating more supply that allows us to do creative things and achieve the campaign objectives of the advertisers and businesses on the platform.

The tailwind of product driven growth and increased engagement and the monetization opportunities that I’ve described give us great confidence in our ability to achieve revenue growth rates year on year of more than 40%, here shown through 2022, driving us to almost $250 million dollars of revenue. We believe these are levels that can be sustained into the future.

We’re pleased to be seeing an acceleration in ARPU growth rates really driven by 3 different levers. The first is on deepening engagement, so driving a greater number of sessions per active user, as well as deepening each session in the form of greater consumption of and creation of content. The second is on ad delivery, so this is really the optimization of the supply we have on the platform, driving fill rates higher, having better targeting, driving performance and ultimately CPMs, higher yield on the platform, as well as owning the relationships with the advertisers directly. And then the third lever is on sources of revenue that are not directly tied to the growth of impressions. For us, this is things like new ad services like our maps product as well as local sponsorships and local deals.

We talked a lot about the focus on revenue, and for us, those drivers of ARPU that I just walked through give us great confidence in our ability to achieve greater than 40% year on year revenue growth in the next several years. We also want to talk about the investment we’re making in the business. We’re very much in investment mode knowing there’s a huge opportunity in front of us. And investment for us is really in product, in growing the team. We have around 550 employees in the business, the majority of those focused on product development and engineering. And that is where our focus will remain, in really driving the product forward and bringing more benefit to the entire ecosystem. We also plan to invest in member acquisition, in growing top of the funnel, both in the US and international markets as we expand the business across the world. Even being in heavy investment mode, we’re really excited to see the leverage already present in the business. You’ll notice that the EBITDA line, we’re expecting a 13 percentage point increase in margin this year and another 10 percentage point increase next year as well, putting us on a path to a long term EBITDA margin of 40% in the next 5 to 7 years.

I’d like to finish up with a familiar diagram on the flywheel of growth. We see leverage in the business as we drive penetration in the neighborhoods that we serve, which drives increased engagement, which creates supply that allows us to attract advertisers to our unique and growing audience. We achieve the performance that they’re after, which helps us with retention and expanding budgets with those advertisers, improving our unit economics, and allows us to reinvest back into the business. This ends our prepared remarks. We look forward to the opportunity to engage further and answer any questions you may have.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Nextdoor, Inc. (“Nextdoor”) and Kholsa Ventures Acquisition Co. II (“KVSB”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of KVSB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4, and other documents filed by KVSB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Nextdoor and KVSB assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Nextdoor nor KVSB gives any assurance that either Nextdoor or KVSB will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, KVSB intends to file a proxy statement with the U.S. Securities and Exchange Commission (“SEC”). The proxy statement will be sent to the stockholders of KVSB. KVSB and Nextdoor also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of KVSB are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by KVSB and Nextdoor through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

KVSB and Nextdoor and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from KVSB’s stockholders in connection with the proposed transaction. Information about KVSB’s directors and executive officers and their ownership of KVSB’s securities is set forth in KVSB’s filings with the SEC. To the extent that holdings of KVSB’s securities have changed since the amounts printed in KVSB’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.